1.3 MW Virginia Solar Portfolio

Solar Bond™

Investment Overview

October 3, 2019

CONFIDENTIAL AND PROPRIETARY

RICHMOND

Corporate Office and Mailing Address
Secure Futures, LLC
11 E. Beverley Street, Suite 19
Staunton, Virginia, 24401

Richmond Office
313 E Broad Street
Richmond, Virginia 23219

info@securefutures.solar
Phone: 877-333-3008
www.securefutures.solar





SECURE FUTURES
Resilient Solar Solutions®

Certified B Corporation

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.



Your Solar Investment Opportunity

Solar Bond^{TM} Funding for 1.3 MW of Virginia Solar PV Projects

Secure Futures, LLC, the leading solar developer in Virginia, and its wholly owned subsidiary, Secure Solar Capital, is seeking to raise up to $1,070,000 in *Solar Bond*^{TM} securities to finance a 1.3 MW portfolio of solar projects. The portfolio is comprised of five separate power customers, all investment grade, including:

- Caritas Center
- Eastern Mennonite School
- Insurance Institute for Highway Safety
- Shenandoah University
- Temple Rodef Shalom

All customers have agreed to provide property insurance on the solar arrays and to pay one year in advance on the solar service fees. The mix of future projects to be funded by this Offering will remain consistent.

Project Status / Timing

Secure Futures secured commitments from each of the customers over the last six months, of which two are under contract and the other three in final contract stage. Each project is based upon either a Power Purchase Agreement or its equivalent, depending on local utility requirements. The projects are behind the meter, meaning no complex interconnection or land use issues. Secure Futures has begun construction on two of the projects in the 3rd Quarter of 2019 and expects to complete all projects before Q2 2020. Each project will be installed on a turnkey basis, with a highly qualified installer providing Engineering, Procurement and Contracting (EPC) services and long term Operations and Maintenance (O&M), while Secure Solar Capital provides customer support as well as asset management services directly.

About Secure Solar Capital, LLC

Headquartered in Staunton, Virginia, Secure Solar Capital combines state-of-the-art solar technology with an innovative business model to make commercial scale solar readily affordable in Virginia.   Secure Solar Capital finances, owns, operates, and maintains the solar arrays through its subsidiary, Secure Solar HoldCo 2019.

About Secure Futures, LLC

As the Manager of Secure Solar Capital, Secure Futures is the first B-Corp Certified solar company in Virginia, honored as Best for the World in 2018 and 2019. Secure Futures is committed to helping customers realize the economic, environmental and community benefits of solar energy. Secure Futures currently owns and operates 26 properties (6.3 MW) and has developed and sold another 14 properties (3.9 MW) of solar in Virginia.



Solar Bonds™ - Terms & Disclosure

Investment Options

Secure Solar Capital is offering 66 and 99 month *Solar Bonds*™ with Secure Solar Capital, at varying interest rates as shown in the table below, to help finance five (5) solar projects throughout Virginia. The bonds are offered as long term bonds for five solar projects. Note that your proposed investment amount in the offering may be limited due to securities laws as applicable to your personal financial situation.

Solar Bonds™		
Investment Amount*	66 mo *Solar Bonds™*	99 mo *Solar Bonds™*
$1,000	2.50%	2.85%
$5,000	3.00%	3.35%
$10,000	3.50%	3.85%
$20,000	3.75%	4.10%
$35,000	4.00%	4.35%
$50,000	4.25%	4.60%
$100,000	4.50%	4.85%
*Note: investments not less than and up to next level; $1,000 is the minimum; $250,000 cap.		

Disclosure

You are being asked to invest funds in a solar company, as the Borrower. Think carefully before you do. If the Borrower doesn't pay the debt, you will lose your entire investment. Be sure you can afford to pay and forfeit your investment if required and that you want to accept this responsibility. If the Borrower fails to pay the debt when due, you may lose a proportionate amount of your investment.

PLEASE REVIEW THE SOLAR BOND™ PROMISSORY NOTE AND ACCOMPANYING OFFERING MATERIALS FOR MORE DETAILS AND RISKS ASSOCIATED WITH INVESTING.

Project Financing

The Secure Solar Capital Portfolio consists of five projects owned by Secure Solar HoldCo 2019 LLC ("HoldCo") a subsidiary of Secure Solar Capital LLC. Secure Solar Capital serves as the Manager of HoldCo, which is co-owned by other tax equity investors. The *Solar Bond*^{TM} notes will be made payable to Secure Solar Capital for 66 month and 99 month terms. On the following pages please find highlights about each of the projects. The tax equity investors will retain their ownership stake for a period of five to six years until the tax benefits no longer accrue.



Secure Futures LLC (Manager)
Secure Futures Co-owners
Secure Solar Capital LLC
Solar Bonds™
Secure Solar HoldCo 2019
Tax Equity Investors
Blue Flame Solar LLC
Hornet Solar LLC
Ruckersville Solar II LLC
Shalom Solar LLC
Shelter Solar LLC
Bank Debt

Secure Solar HoldCo Project Portfolio	
Project Parameter	**Data**
Total System Size in KW (DC)	1,340 kW
Tons of Carbon Reduction per Year	1,442
Total Cost $	$2,634,922
Total Debt $	$1,258,000
Total Solar Bond $	$ 467,875
Total Equity $	$ 909,047



CARITAS Center





United by its compassion, CARITAS in Richmond, VA helps its most vulnerable neighbors break the cycles of homelessness and addiction to reclaim their dignity.

CARITAS has been serving the Richmond community for 30 years, growing and expanding to meet unmet needs with compassion, innovation, and expertise. Based on its historical successes, Caritas provides the tools for self-sufficiency and dignity to men and women in crisis.

Opening in 2020, The CARITAS Center will bring all the solutions for breaking the cycles of homelessness and substance use under one roof. Watch CARITAS transform another neighborhood and positively impact thousands of lives.

About the Solar Project	
Project Parameter	**Data**
Project LLC Name	Shelter Solar
System Size in KW (DC)	426.6 kW
Annual % of electricity	NA
Term of PPA/SGA	25 Yrs
Status	Pending final contract
Tons of Carbon Reduction per Year	464
Projected Placed in Service Date	Q2 2020
Total Cost $	$803,604
Total Debt $	$303,485
Total Solar Bond $	$222,876
Total Equity $	$277,243

Eastern Mennonite School





Eastern Mennonite School (EMS) in Harrisonburg, VA has served Harrisonburg and the surrounding counties for over 100 years, combining an academically challenging curriculum with a strong commitment to music and the arts, Christian discipleship, peace and justice, service to others, and a global outlook.

The K-12 curriculum is designed to foster reading, research, writing and presentation skills that grow student curiosity, creative and insightful thinking, organizational strategies and a moral social conscience. A strong college preparatory track includes honors, Advanced Placement, and other advanced courses. Regular activities are also designed to help students grow spiritually as well as intellectually.

About 90 percent of graduates choose to go to an institute of higher learning.

About the Solar Project	
Project Parameter	**Data**
Project LLC Name	Blue Flame Solar
System Size in KW (DC)	131 kW
Annual % of electricity	33%
Term of PPA/SGA	20 Yrs
Status	Pending final contract
Tons of Carbon Reduction per Year	141
Projected Placed in Service Date	Q1 2020
Total Cost $	$242,209
Total Debt $	$114,003
Total Solar Bond $	$ 44,644
Total Equity $	$ 83,562

Insurance Institute for Highway Safety





The Insurance Institute for Highway Safety (IIHS) in Ruckersville, VA is an independent, nonprofit scientific and educational organization dedicated to reducing the losses — deaths, injuries and property damage — from motor vehicle crashes.

The Highway Loss Data Institute (HLDI) shares and supports this mission through scientific studies of insurance data representing the human and economic losses resulting from the ownership and operation of different types of vehicles and by publishing insurance loss results by vehicle make and model.

Both organizations are wholly supported by auto insurers and insurance associations.

About the Solar Project	
Project Parameter	**Data**
Project LLC Name	Ruckersville Solar II
System Size in KW (DC)	200 kW
Annual % of electricity	45%
Term of PPA/SGA	20 Yrs
Status	Under construction
Tons of Carbon Reduction per Year	210
Projected Placed in Service Date	Q4 2019
Total Cost $	$397,084
Total Debt $	$225,350
Total Solar Bond $	$ 34,740
Total Equity $	$136,994





Shenandoah University, headquartered in Winchester, VA established in 1875, is a private, nationally recognized university that blends professional career experiences with liberal education. We invite you to join our close-knit community, which is rich in creative energy and intellectual challenge.

Shenandoah University comprises approximately 4,000 students across more than 150 academic programs in seven different schools.

Shenandoah University is accredited by the **Southern Association of Colleges and Schools Commission on Colleges** to award baccalaureate, masters, and doctorate degrees.

About the Solar Project	
Project Parameter	**Data**
Project LLC Name	Hornet Solar
System Size in KW (DC)	467 kW
Annual % of electricity	10%
Term of PPA/SGA	20 Yrs
Status	Under construction
Tons of Carbon Reduction per Year	518
Projected Placed in Service Date	Q4 2019
Total Cost $	$929,719
Total Debt $	$530,150
Total Solar Bond $	$ 78,816
Total Equity $	$320,753

Temple Rodef Shalom





Temple Rodef Shalom (TRS) in Fairfax, VA is a thriving, vibrant, inclusive, diverse, tolerant, sacred, loving Reform Jewish congregation located in the Northern Virginia suburbs just outside Washington,

DC. Since its founding in 1962, TRS has grown into the largest Jewish congregation in Virginia, serving over 1,700 households from McLean, Arlington, Falls Church, Vienna and other nearby Northern Virginia communities.

TRS strives to build a sacred community, *Kehilla Kedosha*, unified by common goals and ideals, where all members are embraced, Jewish traditions are honored and the spiritual link to Israel is fostered. The name, *Rodef Shalom*, translates to "pursuer of peace" in Hebrew and TRS is proud that its community lives and breathes its name.

About the Solar Project	
Project Parameter	**Data**
Project LLC Name	Shalom Solar
System Size in KW (DC)	115 kW
Annual % of electricity	29%
Term of PPA/SGA	20 Yrs
Status	Pending final contract
Tons of Carbon Reduction per Year	126
Projected Placed in Service Date	Q1 2020
Total Cost $	$262,306
Total Debt $	$ 85,012
Total Solar Bond $	$ 86,799
Total Equity $	$ 90,495

Solar Project Risks and Risk Mitigation

There are many potential risks in a solar project, including:
- Customer (offtaker) becomes insolvent or refuses to pay the solar service fee;
- Secure Futures and its subsidiary fails to make repairs to maintain system operations;
- Equipment failures that go unrepaired or replaced;
- Equipment manufacturer(s) go bankrupt, and their proprietary equipment cannot be replaced;
- Regulatory or utility changes;
- Change of law;
- Secure Futures and its subsidiary goes bankrupt and/or fails to make loan payments when due; and
- Severe weather destroys all or most of the equipment.

For every risk, Secure Futures and its subsidiaries offer risk mitigation as follows:
- Every Customer is fully vetted in terms of financial viability, management and governance body support for the project, and economic savings to the Customer;
- Multiple projects are grouped into a Portfolio, through the HoldCo, so even if one project experiences challenges, it will not cause significant harm to the entire Portfolio;
- Secure Futures and its subsidiaries maintain long term Operations & Maintanenance (O&M) contracts with certified local contractors who make the repairs;
- Secure Futures and its subsidiaries monitor a statewide fleet of projects 24/7 through on-line instrumented monitoring systems and alerts;
- Solar panels come with 25 year performance warranties and inverters have 10 year performance warranties;
- Secure Futures engineers redundancy of parts with easily replaceable equipment;
- The host utility is fully notified prior to interconnection and provides approval before the system is interconnected;
- The solar service agreement is protected under VA Code, and if there is a change in law, existing contracts are grandfathered;
- Every Customer covers the replacement value of the equipment under their property insurance, naming Secure Futures and its subsidiaries as insured parties with insurable interest. In ten years of developing and managing solar projects, we have seen our projects withstand El Derecho winds of 90+ mph, and tornodo F1 (up to 113 mph) on rooftop systems, with no damage to the systems.



Solar Portfolio Cashflow Projection

Project Portfolio Capitalization

Project	Project System Size (kW)	System Output (kWh)	Total Project Cost	Debt	Tax Equity	Solar Bond	% of Total Portfolio
Hornet Solar	467	644,920	$929,719	$530,150	$320,753	$78,816	35%
Ruckersville Solar II	200	268,829	$397,084	$225,350	$136,994	$34,740	15%
Blue Flame Solar	131	180,331	$242,209	$114,003	$83,562	$44,644	9%
Shelter Solar	427	594,843	$803,604	$303,485	$277,243	$222,876	30%
Shalom Solar	115	161,427	$262,306	$85,012	$90,495	$86,799	10%
Total	1,340	1,850,349	$2,634,922	$1,258,000	$909,047	$467,875	100%

Project Portfolio Cashflow

Operating Year	0	1	2	3	4	5	6	7	8
Production Revenue									
Annual Service Revenue		$ 162,068	$ 164,276	$ 166,514	$ 168,784	$ 171,086	$ 173,419	$ 175,786	$ 178,185
Operating Expenses									
Operation and Maintenance (O&M)		$ 16,076	$ 16,076	$ 16,076	$ 16,076	$ 16,076	$ 16,076	$ 16,076	$ 16,076
Insurance		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Management Fee		$ 10,718	$ 10,878	$ 11,042	$ 11,207	$ 11,375	$ 11,546	$ 11,719	$ 11,895
Total operating expenses		$ 26,794	$ 26,955	$ 27,118	$ 27,284	$ 27,452	$ 27,622	$ 27,795	$ 27,971
Net Operating Income									
NOI		$ 135,274	$ 137,321	$ 139,396	$ 141,500	$ 143,634	$ 145,797	$ 147,990	$ 150,214
Project Debt									
Balance		$ 1,258,000	$ 1,220,514	$ 1,181,102	$ 1,139,664	$ 1,096,095	$ 1,050,288	$ 1,002,126	$ 951,488
Interest		$ 64,661	$ 62,734	$ 60,709	$ 58,579	$ 56,339	$ 53,985	$ 51,509	$ 48,906
Principal		$ 37,486	$ 39,412	$ 41,438	$ 43,568	$ 45,808	$ 48,162	$ 50,638	$ 53,240
Total P&I Payment		$ 102,147	$ 102,147	$ 102,147	$ 102,147	$ 102,147	$ 102,147	$ 102,147	$ 102,147
Solar Bond									
Total principal	$ 467,875						$ 409,390		$ 358,217
Principal Paid (balance re-upped)							$ 58,484		$ 51,174
66 Month Interest Payment		$ 7,018	$ 7,018	$ 7,018	$ 7,018	$ 7,018	$ 5,264	$ 5,264	$ 5,264
99 Month Interest Payment		$ 8,188	$ 8,188	$ 8,188	$ 8,188	$ 8,188	$ 8,188	$ 8,188	$ 6,141
Total Interest Payment		$ 15,206	$ 15,206	$ 15,206	$ 15,206	$ 15,206	$ 13,451	$ 13,451	$ 11,404
Project Cash Flow & Tax Benefits/Burdens									
Total Tax Equity Investment	$ (909,047)								
NOI		$ 135,274	$ 137,321	$ 139,396	$ 141,500	$ 143,634	$ 145,797	$ 147,990	$ 150,214
Debt Service		$ (102,147)	$ (102,147)	$ (102,147)	$ (102,147)	$ (102,147)	$ (102,147)	$ (102,147)	$ (102,147)
Tax Savings/Liability		$ 1,338,142	$ (13,249)	$ (14,274)	$ (15,333)	$ (16,426)	$ (22,953)	$ (24,120)	$ (25,327)
Tax Equity Dividend		$ 21,590	$ 21,590	$ 21,590	$ 21,590	$ 21,590	$ -	$ -	$ -
Annual Cash Flow & Tax Benefit/Burden	$ (909,047)	$ 1,392,858	$ 43,515	$ 44,565	$ 45,610	$ 46,651	$ 20,697	$ 21,723	$ 22,740
Cumulative Cash Flow & Tax Benefit/Burden	$ (909,047)	$ 483,811	$ 527,326	$ 571,891	$ 617,501	$ 664,152	$ 684,849	$ 706,572	$ 729,312

Financial projections are subject to certain risks of the business and may not be achieved. Projections only contemplate projected cash flows, are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.